Exhibit 99.1

ACG Announces Results of Annual General Meeting of Shareholders

Beijing, China, December 3, 2021 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that its 2021 Annual General Meeting of Shareholders (“AGM”) was held on Friday, December 3, 2021.

All of the proposals submitted to shareholders at the 2021 AGM were approved. Specifically, shareholders approved:

1.    Re-election of Zhilei Tong to serve as a class A director of the Company.

2.   Re-appointment of KPMG Huazhen LLP as the Company’s independent auditor for the fiscal year ending December 31, 2021 and authorization to the board of directors of the Company and its audit committee to determine the remuneration of KPMG Huazhen LLP.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Adam Prior, Senior Vice President 212-836-9606 aprior@equityny.com